May 30, 2025	Lauren Burnham Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Sealy Industrial Partners IV, LP

Form 10-12G filed April 21, 2025

SEC File No. 000-56738

To Whom it May Concern:

This letter is being submitted on behalf of Sealy Industrial Partners IV, LP (File No. 000-56738) (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated May 16, 2025 (the “Comment Letter”) regarding the Company’s Registration Statement on Form 10-12G (the “Registration Statement”) filed with the Commission on April 21, 2025 in connection with the registration of the Company’s Class A units of limited partnership interest, Class I units of limited partnership interest, and Class R units of limited partnership interest pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The Company is concurrently filing an amended Registration Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments and other updates necessitated by the passage of time.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Business, page 7

Comment No. 1: We note your disclosure in the last paragraph on page 8 that the Operating Partnership generally owns properties through subsidiaries. Please describe the form and percentage ownership you hold in the property-owning entities in greater detail and the material terms of such investments. In this

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1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta • Washington, DC • Raleigh-Durham

Morris, Manning & Martin, LLP

Securities and Exchange Commission

May 30, 2025

regard, we note several references in the disclosure to joint ventures, but also the table on page 47 which suggests that all properties are wholly-owned.

Response: In response to the Staff’s comment, the Company has revised the disclosure in “Item 1. Business – Our Ownership and Organizational Structure” and “Item 1. Business – Investment Objectives and Strategies – Investment Strategy” in the Amended Filing to clarify that all current properties are owned through wholly-owned subsidiaries of the Operating Partnership, but future properties may be owned directly by the Company or through joint venture interests.

Our Ownership and Organizational Structure, page 8

Comment No. 2: Please revise the ownership structure chart on page 9 or the footnotes thereto to reflect the ownership by the operating partnership of various subsidiaries and to disclose, if true, that each subsidiary owns one of your 17 properties.

Response: In response to the Staff’s comment, the Company has added a footnote to the ownership structure chart in “Item 1. Business – Our Ownership and Organizational Structure” in the Amended Filing to reflect that as of May 22, 2025, all real estate assets are held through wholly-owned subsidiaries of the Operating Partnership.

Investment Objectives and Strategies, page 9

Comment No. 3: Please discuss whether your current properties conform to these target property characteristics.

Response: In response to the Staff’s comment, the Company has revised “Item 1. Business – Our Ownership and Organizational Structure” in the Amended Filing to clarify that, in the opinion of the Company’s General Partner, all of the real estate assets in the Company’s current portfolio meet the Company’s criteria for target assets.

Competition, page 14

Comment No. 4: Please identify those affiliates with whom you compete directly.

Response: In response to the Staff’s comment, the Company has revised “Item 1. Business – Competition” in the Amended Filing to include the requested information.

Conflicts of Interest Related to Compensation Structure, page 22

Comment No. 5: Please expand your risk factor disclosure to address risks related to fees payable to Sealy and other affiliates. For example, we note disclosure on page 59 regarding fees payable in connection with property operations under an agreement with Sealy and the subordinated participation interest described on page 60 and held by a Sealy affiliate.

Response: In response to the Staff’s comment, the Company has revised “Item 1A. Risk Factors – Risks Related to Our Business – Conflicts of Interest Related to Compensation Structure” in the Amended Filing to include the requested information.

Morris, Manning & Martin, LLP

Securities and Exchange Commission

May 30, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Comment No. 6: We note your disclosure on page 19 that your operating results have been and may continue to be impacted by global and national economic and market conditions generally and by the local economic conditions where your investments are located. You state that high interest rates, high inflation, supply chain disruptions, ongoing geopolitical tensions, the imposition of tariffs and other changes to trade policy in the U.S. and other jurisdictions have led to increased costs and limited the availability of capital. Please revise Management's Discussion and Analysis to describe known material trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. Refer to Item 303(a) of Regulation S-K and Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised “Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Amended Filing to include the requested information in a new subsection titled “Factors Which May Influence our Results of Operations.”

Comment No. 7: We note references on pages 11 and 13 to enterprise financing. Please explain clearly your plans regarding this financing and the terms of such financing.

Response: The Company has replaced the term “enterprise” with “Company” in the Amended Filing to clarify that such financing facilities, such as the KeyBank Credit Facility described in the Amended Filing, are entered into by the Company or its subsidiaries, rather than being at the Sponsor level and applicable to multiple funds. The Company has also revised “Item 1. Business – Investment Objectives and Strategies – Strategic Advantages” and “Item 1. Business – Debt Financing” in the Amended Filing to include additional disclosure regarding the intended use of such Company-level financing and terms of the KeyBank Credit Facility.

Properties, page 46

Comment No. 8: We note your disclosure on page 48 that three tenants each lease 10% or more of your total GLA and account for more than 10% of your monthly cash base rent revenue. Please describe in greater detail your materially important real properties, such as the present or proposed use of such properties and their suitability and adequacy for such use. State the nature and amount of material mortgages or other liens or encumbrances against such properties. Briefly state the principal terms of any lease of any of such properties or any option or contract to purchase or sell any of such properties.

Response: In response to the Staff’s comment, the Company has revised “Item 3. Properties” in the Amended Filing to include the requested information.

Directors and Executive Officers, page 49

Comment No. 9: When discussing the prior business experience of your officers and directors, please include the positions held by such person and dates of employment. For example, please disclose when James R. Cook, Jr. joined Sealy and the dates he served with Praeses Corporation. See Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised “Item 5. Directors and Executive Officers – Sealy Executive Officers, Managers and Key Personnel” in the Amended Filing to provide the requested information for at least the past five years, pursuant to Item 401(e) of Regulation S-K.

Morris, Manning & Martin, LLP

Securities and Exchange Commission

May 30, 2025

Certain Relationships and Related Transactions, page 58

Comment No. 10: We note your disclosure on page 58 that the Management Committee has authorized you to pay the General Partner or its affiliates certain partnership-level fees through the issuance of Class I Units in certain circumstances at the then applicable NAV per Class I Unit at the option of the General Partner. We also note your disclosure regarding the General Partner's discretion in determining NAV. Please clarify the role of your General Partner and others in determining NAV and address any risks and conflicts of interests from being compensated based on NAV or from being compensated through the issuance of additional Units. Also, clarify the reference to your valuation policies and procedures in this context and explain the methodology and key assumptions used in calculating NAV.

Response: In response to the Staff’s comment, the Company has revised “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters” in the Amended Filing to include a new subsection detailing the Company’s valuation process and the General Partner’s role in determining the NAV per Unit. The Company has also revised “Item 1A. Risk Factors – Risks Related to Our Business” in the Amended Filing to include a new risk factor titled “NAV Risks” and has revised “Item 7. Certain Relationships and Related Transactions, and Director Independence – Compensation to Sealy, General Partner, and Their Affiliates” to disclose risks associated with the General Partner’s discretion in determining NAV if the General Partner is compensated through the issuance of Class I Units.

Conflicts of Interest, page 61

Comment No. 11: We note your disclosure that Sealy has adopted investment allocation policies to safeguard you from being negatively affected as a result of any such potential conflicts. Please describe clearly the terms of such allocation policies and how such policies impact the allocation of investment opportunities among you and other Sealy affiliates.

Response: In response to the Staff’s comment, the Company has revised “Item 7. Certain Relationships and Related Transactions, and Director Independence – Conflicts of Interest” in the Amended Filing to provide the requested information.

Description of Registrant’s Securities to be Registered – Redemption of Units, page 66

Comment No. 12: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company acknowledges that it is responsible for analyzing the applicability of tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s unit redemption policy. The Company will contact the Division’s Office of Mergers and Acquisitions if it has any questions regarding whether the Company’s unit redemption policy is consistent with relief previously granted by the Division of Corporation Finance.

Morris, Manning & Martin, LLP

Securities and Exchange Commission

May 30, 2025

Comment No. 13: We note that you may conduct the share repurchase program during the offering period of your continuing private placement offering. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption, you may contact the Division of Trading and Markets at 202-551-5777.

Response: The Company acknowledges that it is responsible for analyzing the applicability of Regulation M to the Company’s unit redemption policy. The Company will contact the Division’s Office of Trading and Markets if it has any questions regarding whether the Company’s unit redemption policy is consistent with relief previously granted by the Division of Market Regulation.

Comment No. 14: We note your use of periodic NAV pricing for both your offerings and redemption plan. Please clarify how you will communicate your NAV price changes to investors.

Response: In response to the Staff’s comment, the Company has revised “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters” in the Amended Filing to include a new subsection detailing the Company’s valuation process and clarifying how the Company will communicate updates to the Company’s estimated NAV per Unit to investors.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: James R. Cook, Jr.